November 6, 2006

Confidential For Use of the Commission Only

Via EDGAR and Federal Express

Lesli Sheppard
Division of Corporation Finance
Securities and Exchange Commission
100 F St., NE, Mail Stop 7010
Washington, D.C. 20549

RE:	Rotonics Manufacturing Inc. Preliminary Proxy Statement on Schedule 14A filed September 28, 2006 File No. 001-09429
Schedule 13E-3 filed September 28, 2006 File No. 5-41743
Form 10-K for fiscal year ended June 30, 2006 File No. 001-09429

Dear Ms. Sheppard:

On behalf of Rotonics Manufacturing Inc. (“RMI”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated October 25, 2006 in connection with the above-referenced Proxy Statement on Schedule 14A (the “Proxy”) and Schedule 13E-3 (the “Schedule 13E-3”).  RMI is concurrently filing an Amendment No. 1 to the Proxy (the “Proxy Amendment”) and an Amendment No. 1 to the Schedule 13E-3 (the “13E-3 Amendment”, together with the Proxy Amendment referred to as the “Amendments”).

For your convenience, we are sending a copy of this letter and the Amendments in the traditional, non-EDGAR format.  In addition, please find enclosed a letter from Mr. Sherman McKinniss, RMI’s Chief Executive Officer, acknowledging on behalf of RMI certain items that the Staff requested RMI to acknowledge in connection with the Proxy and the Schedule 13E-3 filings.

Each response below is preceded by the comment in the Staff’s letter to which it relates.  The pages references correspond to the page numbers in the hard copy of the Amendments submitted to the Staff.

Schedule 14 A

General

1.             We note that you have based the filing fee on 8,814,199 shares of common stock. We also note that it appears that your going private transaction includes the shares of common stock subject to Mr. McKinniss’ put right. Please advise or revise accordingly.

RMI has complied with the Staff’s request by including additional filing fee with filing of the Proxy Amendment.   However, please note that Mr. McKinniss does not have a put right, as further explained in our response to Comment 36.

2.             Please revise the structure of your proxy statement so that the “Special Factors” section is at the beginning, immediately following the Summary Term Sheet. Refer to Rule 13e-3(c)(1)(ii).

RMI has complied with the Staff’s request by moving the “Special Factors” section immediately following the “Summary” section of the Proxy Amendment.

3.             Please file the proxy card with your amended filing.

RMI has complied with the Staff’s request by including a form of the proxy card as Appendix F to the Proxy Amendment.

4.             We note your indication in the notice of the meeting that that the meeting may be adjourned for the purpose of soliciting additional proxies. The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4. Please revise this disclosure and the proxy card and provide the information required pursuant to Item 21 of Schedule 14A. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

RMI has complied with the Staff’s request by revising disclosure throughout the Proxy Amendment to include the postponement or adjournment of the meeting as a separate proposal.

5.             In your letter to shareholders and elsewhere in the proxy statement where you state your belief that the merger is “fair to RMI’s unaffiliated public stockholders,” please revise to indicate whether the filing persons on the Schedule 13E-3 reasonably believe that the proposed transaction is substantively and procedurally fair to the unaffiliated holders of RMI stock. See Item 1014(a) of Regulation M-A.

RMI has complied with the Staff’s request by providing revised disclosure throughout the Proxy Amendment.

Questions and Answers About the Merger, page 1

6.             Please revise to briefly describe the conflicts of interest that exist in this transaction. For example, describe the conflicts of interest for the continuing stockholder and members of RMI’s management and any conflicts of interest related to Berman Capital’s role in this transaction.

RMI has complied with the Staff’s request by providing additional disclosure on page 2 of the Proxy Amendment.

Q: What do I need to do now?, page 3

7.             Since it appears that you intend to solicit proxies via the Internet, here and on the proxy card please describe the Internet voting procedures and supplementally provide your well-reasoned legal analysis regarding the validity under applicable state law of using this mechanism of electronic submission. Advise us of the means by which you intend to solicit via the Internet, such as Internet chat rooms or postings on web sites. See Item N. 17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which can be found oil our website at www.sec.gov.  Please also clarify the disclosure that appears under “Expenses of Proxy Solicitation” to acknowledge that you may solicit proxies via the Internet, as you currently make no mention of this method, which is required by Item 4(a)(3) of Schedule 14A.

RMI respectfully notes that it will not  solicit proxies via the Internet or otherwise use voting via the Internet.  In response to the Staff’s comments, RMI deleted references to Internet voting on page 3 of the Proxy Amendment.

Q: Who can help answer my questions, page 4

8.             We note the phrase “for your convenience only” in the first sentence. Please advise us as to your use of this limitation in this section. Is there material information that you failed to disclose in this section? Alternatively, please delete this language.

RMI has complied with the Staff’s request by deleting the language referenced above.

Summary, page 5

9.             Here and elsewhere in the proxy statement, you refer to the consideration being offered in the merger as being a premium to the closing price of RMI’s stock on the day of the execution of the Merger Agreement. Where you make such references, please also indicate whether or not the consideration being offered in the merger is a premium to the closing price of RMI’s stock as of a more recent date.

RMI has complied with the Staff’s request by providing the additional disclosure throughout the Proxy Amendment.

Interests of RMI’s Directors and Officers in the Merger, page 6

10.           With a view toward disclosure, please tell us the amount that Mr. Berman can expect to receive from Berman Capital as a result of this transaction.

RMI has complied with the Staff’s request by providing additional disclosure on pages 6 and 36 of the Proxy Amendment.

11.           Please also disclose whom if you know, Mr. McKinniss intends to appoint to the Board.

RMI respectfully notes that no decision on Mr. McKinniss’ additional appointment to the Board has been made at this time.

Appraisal Rights, page 8

12.           Briefly note that dissenting stockholders must submit their demand for appraisal before the vote on the merger.

RMI has complied with the Staff’s request by revising disclosure on page 8 of the Proxy Amendment.

13.           Please briefly summarize the key material information that shareholders need in order exercise appraisal rights and delete your reference to “among other things.” If you have disclosed the key material information shareholders need to know, then this language should be unnecessary.

RMI has complied with the Staff’s request by revising disclosure on page 8 of the Proxy Amendment.

RMI’s Selected Historical Financial Data. 12 page 13

14.           Please revise to provide all of the information required by Item 1010(c)(1) of Regulation M-A, as specified in 210.1-02(bb)(1)(i) of Regulation S-X, including current assets, noncurrent assets, current liabilities, noncurrent liabilities, and redeemable preferred stocks and minority interests.

RMI has complied with the Staff’s request by revising disclosure on page 46 of the Proxy Amendment.

15.           Please provide the ratio of earnings to fixed charges for the six months ended June 30, 2006. Refer to Items 1010(a)(3) and 1010(c)(4) of Regulation M-A.

RMI has complied with the Staff’s request by providing additional disclosure on page 47 of the Proxy Amendment.

Special Factors, page 19

Background of the Merger page 19

16.           We note that you indicate that Spell Capital proposed the $3.00 per share consideration. Please revise this discussion to indicate whether or not the Board or Special Committee discussed whether this price should be increased at all or, if not, how they determined this price to be one upon which they were comfortable engaging in negotiations.

RMI has complied with the Staff’s request by providing additional disclosure on page 12 of the Proxy Amendment.

17.           We note your disclosure in the second sentence of the first paragraph on page 19, including the statement “among other things.” Please revise to describe these things that prompted the company to explore alternatives.

RMI has complied with the Staff’s request by deleting the statement “among other things” and providing additional disclosure on page 12 of the Proxy Amendment.

18.           Please revise to provide more detail as to why you selected Berman Capital to assist you in exploring strategic alternatives and disclose how Berman Capital continued to assist you, if at all, once the Board determined to enter into exclusive negotiations with Spell Capital. Please disclose how the board and the special committee resolved any conflicts of interest related to Berman Capital’s relationship with your director, Marc Berman. We note that Mr. Berman abstained from voting for the going private transaction.

RMI has complied with the Staff’s request by providing additional disclosure on page 12 of the Proxy Amendment.

19.           Also, please describe the experience you refer to in the second sentence of the second paragraph on page 19 that enabled Berman Capital to contact the 48 entities in connection with a possible transaction. For example, were there any other possible candidates that Berman Capital chose not to contact?

RMI has complied with the Staff’s request by providing additional disclosure on page 12 of the Proxy Amendment.

20.           In the fifth paragraph on page 19, please disclose the liabilities against which Mr. McKinniss agreed to indemnify the buyer and delete the term “certain.”

RMI has complied with the Staff’s request by providing additional disclosure on page 12 of the Proxy Amendment.

21.           You indicate that the Board determined to form a Special Committee of three independent directors. Clarify what you mean by your reference to “independent.” Is this your definition or is this the definition as applied by the listing standards of the AMEX? If this constitutes your definition, briefly define it for readers.

RMI has complied with the Staff’s request by providing additional disclosure on page 12 of the Proxy Amendment.

22.           In the fourth full paragraph on page 20, please revise to discuss the changes that RMI’s Board proposed to Spell Capital, if different from those discussed at the June 25th meeting.

RMI respectfully submits that the changes that RMI’s Board proposed to Spell Capital were the same as those discussed at the June 25th meeting.

23.           In the carry-over paragraph at the top of page 21, please explain to shareholders Briggs & Morgan’s role in the merger.

RMI has complied with the Staff’s request by providing additional disclosure on page 14 of the Proxy Amendment.

24.           In the first full paragraph on page 21, please revise to explain how the Special Committee came to receive proposals from the three potential financial advisors.

RMI has complied with the Staff’s request by providing additional disclosure on page 14 of the Proxy Amendment.

25.           In the second full paragraph on page 21, please revise to elaborate upon the “various factors” that were considered by the Special Committee in selecting Duff & Phelps. See Item 1015(b)(2) and (3) of Regulation M-A in this regard.

RMI has complied with the Staff’s request by providing additional disclosure on page 14 of the Proxy Amendment.

26.           Please revise to disclose the changes requested by the Special Committee, as referenced in the third full paragraph on page 21.

RMI has complied with the Staff’s request by providing additional disclosure on page 14 of the Proxy Amendment.

27.           We note that Duff & Phelps presented a draft copy of its fairness analysis to the Special Committee on August 14th and the final analysis was provided on August 29th Briefly discuss the differences between the two if any.

RMI has complied with the Staff’s request by providing additional disclosure on page 15 of the Proxy Amendment.  RMI respectfully notes that there were no substantive differences between the preliminary and final analysis presented by Duff & Phelps.

28.           Please disclose the specifics of what the Special Committee and Mr. Sandford reported to the Board during the special meeting held on August 16, 2006.

RMI has complied with the Staff’s request by providing additional disclosure on page 15 of the Proxy Amendment.

29.           We note that the Special Committee made its determination as to the fairness of the transaction at the August 29th meeting. Please revise to indicate when the Board made its determination as to the fairness of the transaction.

RMI has complied with the Staff’s request by providing additional disclosure on page 15 of the Proxy Amendment.

30.           Each filing person must describe the alternative means considered and why the alternatives were rejected. Please discuss what aspects of the alternative of remaining public each filing party considered and what alternate means of effecting a going private transaction each considered.

RMI respectfully notes that in addition to disclosure already contained in Section “Reason for the Recommendation of the Special Committee and the Board of Directors,” it included additional disclosure on page 31 of the Proxy Amendment in response to the SEC comment.

Reasons for the Recommendation of the Special Committee and the Board of Directors, page 22

31.           Please clarify, if true, that the substantive, procedural and potentially negative factors described on pages 23 through 25 in this section form the bases for the conclusion of the special committee and the board that the transaction is fair to unaffiliated stockholders. Although this conclusion is discussed under “Recommendation of the Special Committee and the Board of Directors” on page 25, it is not clear that the factors that caused the special committee and board to declare that the transaction is advisable and recommend it to stockholders for approval also informed their determination that the transaction is fair to unaffiliated stockholders, particularly considering you refer to those factors as being the ones “Includ[ed] ... below.”

RMI has complied with the Staff’s request by providing additional disclosure on page 15 of the Proxy Amendment.

32.           Please revise this discussion to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for the Special Committee’s and Board’s fairness determinations in accordance with Item 1014(b) of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated stockholders is inadequate. See In the Matter of Meyers Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, you mention that the Special Committee and the Board considered the implied value of consideration to be received by Sherman McKinniss, however, you do not explain how that factor relates to your fairness determination. See also your discussion of the business environment.

RMI has complied with the Staff’s request by providing additional disclosure on pages 16-17 of the Proxy Amendment.

33.           The factors set forth in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness of the consideration offered in a going private transaction. If any of the listed factors were not considered by the filing parties, or were considered but not deemed relevant in the context of this transaction, this determination in and of itself may be material to shareholders’ understanding of the transaction. See Question and Answer 20 and 21 in SEC Release No. 17719 (April 13, 198 1). Please revise to address all of the listed factors, or to explain why they are not relevant in the context of this transaction. For example, we note that it does not appear that the Board, Special Committee or Mr. McKinniss considered historical market prices, net book value, going concern value, liquidation value or recent common stock repurchase information. We further note that, according to the disclosure that was provided on pages 14 and 64, it would appear that the historical market prices of the company’s stock and the recent repurchases made by the company have been in excess of the consideration being offered; in light of this, please discuss how the Board, Special Committee and Mr. McKinniss determined that the transaction is substantively fair. We note that you acknowledge the historical prices under “Potential Negative Factors,” however you do not indicate how you determined the transaction to be fair despite this potential negative factor.

RMI has complied with the Staff’s request by providing additional disclosure on pages 16-17 of the Proxy Amendment.

34.           We note that the special committee and board of directors considered the opinion of Duff & Phelps in their respective consideration of the transaction. If these persons intend to adopt the analysis of Duff & Phelps, particularly as it relates to the liquidation and discounted cash flow analyses that we are otherwise Inquiring about above, this must be explicitly stated. See Item 1014(b) of Regulation M-A and Question 20 of Securities Exchange Act Release No. 17719 (April 13, 1981).
This comment also applies to Mr. McKinniss’s fairness determination.

RMI has complied with the Staff’s request by providing additional disclosure on page 16 of the Proxy Amendment.

35.           Even if you determine not the adopt the analysis of Duff & Phelps, we note that the opinion is included as a factor in support of the Special Committee and Board’s determination of substantive fairness. We further note, however, that at least one of the analyses conducted by Duff & Phelps resulted in a value that exceeds the consideration being paid in this going private transaction, Specifically, see the discounted cash flow analysis and market approach. Please elaborate upon your discussion of how Duff & Phelps’s fairness opinion supports any determination that the going private transaction is fair in light of the results of these analyses.

RMI respectfully submits that the discounted cash flow analysis and the market approach analysis of Duff &Phelps did not result in values that exceeded the consideration being paid in the transaction.  Under both analyses, Duff & Phelps provided a range of values, $26.3 million to $38.7 million in the case of the discounted cash flow analysis and $26.1 million to $37.5 million in the case of the market approach analysis. In each cased, Duff & Phelps observed that a comparison of the implied enterprise value of

$37.1 million based on the merger consideration was at the high end of both value ranges and compared favorably with the valuation indications under the discounted cash flow and market approach analyses, and therefore supported a determination of fairness from a financial point of view.

Implied Value of Consideration to be Received by Sherman McKinniss, page 23

36.           We note your disclosure on page 43 concerning Mr. McKinniss’ put right. Please tell us supplementally how you factored this in to the $2.19 per share price you calculated as the implied value of the consideration to be received by Mr. McKinniss.

RMI respectfully submits that Mr. McKinniss’ right under the Shareholder Agreement described on pages 34-36 is not a put right; rather, it is a right exercisable during the one-year period commencing on the fifth anniversary of the effective date to request that Holding redeem the shares then owned by him for a redemption price per share, payable in cash, equal to the greater of:  (i) $2.25 per share (adjusted for any share split, dividend or combination effected by Holding subsequent to the effective date); or (ii) the amount derived by application of a formula based on  EBIDTA.  Holding is not required to redeem the shares, and there is no certainty that Mr. McKinniss will be able to sell his shares or if purchased by Holding, at what price the shares will be purchased.  In addition, since the right may not be exercised until five years after completion of the transaction.  For all of these reasons, this right was not factored into the implied value of the consideration of $2.19 per share to be received by Mr. McKinniss, the calculation of which is described on page 30.

Procedural Factors, page 24

37.           Please provide the disclosure required by Item 1014(d) of Regulation M-A as to whether or not a majority of directors who are not employees of RMI retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.

RMI has complied with the Staff’s request by providing additional disclosure on page 17 of the Proxy Amendment.

38.           Please revise your disclosure to address how the Board and Special Committee were able to determine that the going private transaction is procedurally fair absent the safeguard set forth in Item 1014(c) of Regulation M-A in rendering its fairness determination, especially in light of the fact that the vote is nearly assured. This comment also applies to Mr. McKinniss’ fairness determination.

RMI has complied with the Staff’s request by providing additional disclosure on page 17 of the Proxy Amendment.

Potential Negative Factors, page 24

39.           We note that you did not include the Special Committee in the first paragraph of this section that precedes the list of negative factors considered by the board. If the Special Committee did not consider these potential negative factors, please disclose this in your amended proxy statement. Otherwise, please revise as necessary.

RMI has complied with the Staff’s request by revising disclosure on page 17 of the Proxy Amendment.

Recommendation of the Special Committee and the Board of Directors, page 25

40.           Please revise to clarify “the other matters” that the board considered, as referenced in the second sentence of the first paragraph of this section.

RMI has complied with the Staff’s request by revising disclosure on page 18 of the Proxy Amendment.

41.           We note your disclosure that the board “approved and declared ... the merger advisable , fair to, and in the best interests of RMI and its unaffiliated public stockholders” based upon the recommendation of the special committee. To the extent that the board relied on the analyses of the special committee in making its substantive fairness determination, please revise your disclosure to clarify that the board adopted the special committee’s analyses as the disclosure that appears, for example, in the first paragraph under “Substantive Factors” would seem to indicate that the Board considered it’s own set of factors.

RMI has complied with the Staff’s request by revising disclosure on page 16 of the Proxy Amendment.

Position of Mr. McKinniss as to the Fairness of the Merger, page 26

42.           You indicate here and elsewhere in the proxy statement that Mr. McKinniss believes that the consideration to be received in the merger by RMI’s unaffiliated stockholders is “fair to such stockholders from a financial point of view...” (emphasis added). Why do you believe it is necessary to include this qualifier in his fairness determination? Please advise or revise to remove it.

RMI has complied with the Staff’s request by revising disclosure on page 19 of the Proxy Amendment.

Procedural Factors, page 27

43.           Please tell us why you believe it’s appropriate to refer to the negotiations as “arm’s-length,” as we believe this is inappropriate in tile context of a going private transaction because, as you have acknowledged, the transaction is being entered into with interested parties.

RMI has complied with the Staff’s request by revising disclosure on page 20 of the Proxy Amendment.

Opinion of Financial Advisor, page 2

44.           In the fourth paragraph on page 28, you state that the discussion “is not a comprehensive description of all analyses and factors considered by Duff & Phelps.” Please describe the other analyses and factors that Duff & Phelps considered and delete this limitation.

RMI has complied with the Staff’s request by revising disclosure on page 21 of the Proxy Amendment.

45.           In the second full paragraph on page 30, please disclose the basis for Duff & Phelps’ assumption that the estimates, evaluations and projections relating to you were reasonably prepared and based on the good faith judgment of the furnishing person. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Duff & Phelps’s reliance upon those materials to be reasonable.

RMI respectfully submits that it does not prepare long term financial projections.  Therefore, Duff & Phelps worked with RMI management to develop reasonable five year projections.  RMI management represented to Duff & Phelps that the assumptions and the resulting financial projections were reasonable.

46.           We note the reference to budgets and projections provided to the fairness advisors for use in valuing the shares, as well as those that were prepared by Duff & Phelps with the assistance of management. These budgets and projections should be disclosed under a separately captioned section. You should also describe the material assumptions underlying them.

RMI supplementally provides financial projections prepared by Duff & Phelps to the Commission.  The following outlines Duff & Phelps material assumptions relating to the financial projections:

•                  Revenue growth of 6.2% in fiscal 2007 and slowing to 5.0% by fiscal 2011, reflection approximately $3 million incremental revenue growth per year.

•                  Gross profit margins at 22.0% throughout the projection period, consistent with gross profit margins in fiscal years 2005 and 2006.

•                  Operating expenses are adjusted for non-recurring expenses relating to its manufacturing facilities in Florida and savings associated with the termination of its public company status.  As a percent of revenues, operating expenses are held at 14.0% per year throughout the projection period.

47.           We note that the fourth full paragraph on page 30 and the fairness opinion indicate that “[t]he basis and methodology for this Opinion have been designed specifically for the express purposes of the Special Committee and may not translate to any other purposes.” Please advise us as to the intent of this statement as it would appear to be redundant in light of the second full paragraph on page 31.

Duff & Phelps respectfully submits that it does not believe the information statement on page 24 is redundant with the second full paragraph on page 25.  The information statement on page 24 is placing limitations on the special committee’s use of Duff & Phelps opinion with respect to the transaction, while the second full paragraph on page 25 is stating that Duff & Phelps opinion is not a recommendation to the special committee or any stockholders on voting or consideration received with respect to the transaction.

Discounted Cash Flow Analysis, page 32

48.           Disclose the basis for selecting the discount rates used in this analysis.

The discount rate utilized by Duff & Phelps represents an estimate for the company’s weighted average cost of capital.  Duff & Phelps estimated the company’s weighted average cost of capital using the capital asset pricing model, as well as estimates of debt and equity costs for RMI in conjunction with its existing capital structure.  Based on an estimate of the Company’s cost of equity and after-tax cost of debt, the weighted average cost of capital for RMI was estimated between 13.0% and 15.0%.

Comparable Public Company Analysis, page 33

49.           Please disclose whether any companies meeting the criteria stated in the second paragraph were excluded from the analyses.

In the selection of comparable public companies, Duff & Phelps did not exclude any companies in its analysis that generally exhibited product lines, customers, or other business attributes similar to those exhibited by RMI.  Duff & Phelps did exclude companies that were traded on foreign exchanges.

Analysis of Consideration to Mr. McKinniss, page 36

50.           It appears that you have not included the text to footnotes (1) and (2) in your table on page 37 under the heading “Equity Values.” Please revise to provide this missing information or delete these footnotes.

RMI has complied with the Staff’s request by including the text to footnotes on page 30 of the Proxy Amendment.

Other, page 38

51.           Please confirm supplementally that RMI has not paid Duff & Phelps for any other services for the previous two years or revise to disclose such payments.

RMI hereby confirms that it has not paid Duff & Phelps for any other services for the previous two years.

Purpose and Structure of the Merger. page 38

52.           We note your indication here that the purpose of the merger is for the unaffiliated stockholders “to realize the value of their investment in the Company in cash...” This does not appear to be the purpose for the transaction as it does not explain why you have opted to terminate the registration of your common stock- In an appropriate place in this discussion, please revise to state the purpose for the going private transaction, pursuant to Item 1013(a) of Regulation M-A.

RMI respectfully submits that the purpose of this transaction was not to go private or to terminate the registration of its common stock.  As discussed in the “Background of the Merger” section, since August 2005 RMI began to explore possible strategic alternatives including an acquisition.  After exploring various strategic alternatives and contacting various parties who might be interested in acquiring RMI, RMI has received one viable offer which resulted in acquisition of the Company and de facto “going private” transaction.  RMI has complied with the Staff’s request by providing revised disclosure on page 31 of the Proxy Amendment.

Effects of the Merger.... page 39

53.           Quantify and state the cost savings expected to be received by the surviving company as a result of RMI’s no longer being a public company. See Instruction 2 to Item 1013(d) of Regulation M-A.

RMI has complied with the Staff’s request by providing additional disclosure on page 32 of the Proxy Amendment.

54.           In addition, the discussion in this section should clearly identify beneficial and detrimental effects of the transaction as such as they relate to the company, Mr. McKinniss, and the unaffiliated stockholders. For example, please state the effect of the transaction on Mr. McKinniss’s interest in the net book value and not earnings of the company in accordance with Instruction 3 to Item 1013. Also revise to discuss that the company will no longer be subject to the provisions of the

Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.

RMI has complied with the Staff’s request by providing additional disclosure on page 32 of the Proxy Amendment.

Merger Financing, page 43

55.           Please disclose in more detail how Spell Capital intends to finance the $3.00 per share cash payment. Please also disclose whether Spell Capital now has any binding agreements in place to finance this cash payment, such that financing is assured.  If financing is not assured, you are required to include the information required by Item 14(c)(1) of Schedule 14A in this  filing for Holding and MergerCo, including the required financial statements. See Instruction 2 to Item 14 of Schedule 14A.

RMI has complied with the Staff’s request by providing additional disclosure on pages 37-38 of the Proxy Amendment.

As described in the Proxy Amendment, Holding and MergerCo do not anticipate receiving, prior to the closing of the merger transaction, a binding commitment from the prospective lender for the debt portion of the merger financing.  This is customary for many private equity transactions.  RMI respectfully notes that furnishing of the information required by Item 14(c)(1) of the Schedule 14A for Holding and MergerCo (including financial statements) is impractical because, as disclosed in the Proxy Amendment, each of Holding and MergerCo was formed solely for purposes of the proposed merger and neither entity has any assets, liabilities, revenues or expenses.  Each is a dormant entity with no substantive activity pending the closing of the merger.

56.           Describe your plans to repay the financing you describe in the third bullet on page 44. See Item 1007(d) of Regulation M-A.

RMI has complied with the Staff’s request by revising disclosure on page 38 of the Proxy Amendment.

Material U.S. Federal Income Tax Consequences, page 45

57.           In an appropriate place in this discussion, please ensure that you discuss the federal tax consequences of the going private transaction on Rotonics. See Item 1013(d) of Regulation M-A. Also, to the extent the tax consequences might be more beneficial than those consequences to be experienced by the rest of the stockholders consider adding the tax consequences as an interest of the affiliates that differs from those of the rest of the stockholders.

RMI has complied with the Staff’s request by providing additional disclosure on pages 34 and 40 of the Proxy Amendment.

Litigation Challenging  the Merger, page 46

58.           Please quantify and state the monetary relief sought in the lawsuit.

RMI respectfully advices the Staff that the complaint does not quantify the monetary relief sought by the plaintiff.  RMI has revised its disclosure on page 40 of the Proxy Amendment to reflect that.

Appraisal Rights, page 47

59.           Please revise the first sentence of the second paragraph to clarify that the discussion includes the material information concerning appraisal rights under Delaware law. This should obviate the need to qualify this information by reference. Please then revise to delete this qualification in your revised proxy statement.

RMI has complied with the Staff’s request by revising disclosure on page 41 of the Proxy Amendment.

Conditions to Completing the Merger, page 57

60.           Briefly describe the facts under which you may waive the conditions to the merger and any circumstances under which you would resolicit shareholders’ votes.

RMI respectfully notes that it does not intend to waive the conditions to the merger or resolicit shareholders’ vote.

Incorporation by Reference, page 67

61.           We note that your aggregate market value held by nonaffiliated as of December 31, 2005 was $12,816,400. Therefore, it does not appear that you are eligible to incorporate by reference. Please revise to include all required information in your proxy statement and delete all references to incorporation by reference.

RMI has complied with the Staff’s request by providing additional disclosure on page 69.  RMI respectfully notes that it intends to comply with the incorporation by reference rules by delivering a copy of the Annual Report on Form 10-K to its stockholders in connection with the Proxy Statement.

Schedule 13e-3

62.           Tell us whether you believe that Holding and MergerCo are affiliates engaged in this going private transaction, considering it would appear that they will be indirectly owned by Mr. McKinniss. We note that all filing persons must comply with the requirements of Rule 13e-3 including the fairness determination and recommendation requirements. See Q& A No. 5 of SEC Release No. 34-17719 (Apr. 13, 1981) and Item II.D.3 of the Division of Corporation Finance’s “Current Issues and Rule Making Projects” outline, dated November 14, 2000 available on our website at www.sec.gov.

RMI notes Staff’s inquiry concerning whether Holding and MergerCo should be considered “affiliates” for purposes of the Schedule 13e-3 filing in light of the relationship between such entities and Mr. McKinniss.  Holding believes neither Holding nor MergerCo should be deemed affiliates for the reasons cited below.

Mr. McKinniss will acquire 25 percent of Holding’s outstanding common stock immediately prior to the closing of the merger and he will serve as RMI’s Chief Executive Officer and a member of Holding’s board of directors (and have the right to appoint another director satisfactory to Spell).  Despite these factors, Mr. McKinniss will not be in a position to assert control over Holding or RMI.  Approximately 75 percent of Holding’s outstanding common stock will be owned by the Spell Capital private equity funds and other investors who will supply $10 million of equity capital as part of the merger financing.  Such private equity funds and other investors will have unfettered control over the affairs of Holding and RMI by virtue of their stock ownership and ability to elect three of Holding’s five directors.  Mr. McKinniss will occupy the office of RMI’s Chief Executive Officer pursuant to a one-year employment agreement providing for a lesser amount of compensation than he is receiving currently from RMI.

The facts also do not support a control relationship in favor of Holding and MergerCo over Mr. McKinniss.  As discussed more fully in the background of the merger section of the proxy statement, Mr. McKinniss did not seek a means by which he could take RMI private and retain an equity interest in RMI.

The RMI board of directors, acting through Berman Capital, solicited interest from a long list of potential buyers and such solicitation did not include any reference to the possibility of Mr. McKinniss retaining a portion of his investment in RMI.  The concept of Mr. McKinniss’ participation in the equity of post-acquisition RMI was first introduced in the Spell Capital acquisition proposal, which proposal was the only positive response to Berman Capital’s solicitations on behalf of RMI.  From the perspective of Spell Capital, such participation by Mr. McKinniss was not negotiable.   Mr. McKinniss neither invited nor encouraged this aspect of the Spell Capital proposal and the financial terms of his continued equity participation hardly suggest an incentive to do so.

Indeed, the evidence supports an inference to the contrary.  The benefits accorded Mr. McKinniss pursuant to the merger and related agreements amount to a financial disincentive accepted by Mr. McKinniss in order to facilitate a transaction he perceives to be in the best interests of the public stockholders.  Under the terms of these agreements, Mr. McKinniss’ 2,938,066 shares of RMI’s common stock to be exchanged for shares of Holding common stock will have an implied value of $1.135 per share [(($10,000,000 (÷) .75) (x) .25)/ 2,938,066 shares], or 62.2 percent less than the amount of cash per share to be received by the public stockholders.  Moreover, Mr. McKinniss alone is obliged to indemnify the purchasers of RMI, up to $1,000,000, from and against damages resulting from breaches of RMI’s representations, warranties and covenants.  Finally, as noted above, Mr. McKinniss’ post-merger employment agreement, which has only a one-year term, will provide him with less compensation than he receives today.  In short, there is no basis in fact for an assertion that Holding and MergerCo have provided Mr. McKinniss with an incentive to align his interests with theirs.

Finally, neither Holding nor MergerCo is positioned to assert substantial control over the affairs of RMI prior to the merger.  RMI’s management and board of directors remain intact without change and the merger agreement contains only customary covenants and restrictions concerning the activities of RMI prior to the closing of the merger.

63.           We note your indication that the “filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that RMI is ‘controlled’ by Sherman McKinniss.” Please advise us as to why you believe that this statement is necessary or, in the alternative, please remove it.

RMI has complied with the Staff’s request by removing the statement references above.

Item 16. Material to be Filed as Exhibits

64.           Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3. Revise to summarize all the presentations made by Duff & Phelps or other third parties during the course of the meetings described, and file any written reports as exhibits pursuant to Item 9 of Schedule 13E-3. Also, any written documentation furnished along with any oral presentation, for example, analyses, outlines or evaluations must be filed as exhibits and summarized in a similar fashion. For each Item 9 report, disclose the date of the contact, the names of the parties in attendance, the identification of the person(s) who initiated the contact, a summary of the dialogue and the information exchanged and the basis for any views expressed.

We note, for example, your indication that a draft copy of the fairness analysis was presented by Duff & Phelps on August 11th to the Special Committee.

RMI has complied with the Staff’s request by providing additional disclosure on pages 14 and 15 of the Proxy Amendment.  RMI respectfully confirms that there are no additional reports, opinion, consultations, proposals, or presentation that constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3.  A copy of the fairness analysis presented by Duff & Phelps on August 11th to the Special Committee was practically identical to the final copy filed by RMI as Exhibit (c)(2) to the Schedule 13E-3.

65.           We note that the funds necessary to complete the transaction have not been finalized. Confirm to us that when the financing is complete, you will file the relevant agreements as exhibits to your Schedule 13E-3 and provide the information required pursuant to Item 1007(d) of Regulation M-A. In addition, discuss your intentions with respect to filing and disseminating revised soliciting materials, if necessary, once this financing condition is met.

RMI hereby informs the Staff that Spell Capital Partners, LLC has entered into a Summary of Indicative Terms of Senior and Mezzanine Credit Facilities with Wells Fargo Bank to secure financing necessary to complete the transaction.  RMI further notes that the definitive financing documents will be completed concurrently with the closing of the transaction, and therefore, will not be available until after the Special Meeting.  RMI intends to file the definitive agreements as exhibits to the Schedule 13E-3, when they become available.  RMI has provided additional disclosure in connection with the financing on pages 37 and 38 of the Proxy Amendment.

Form 10-K for the period ended June 30, 2006

66.           Please file an amended Form 10-K that identifies your controller or principal accounting officer.

RMI respectfully confirms the Mr. Douglas Russell, Chief Financial Officer of RMI is its principal financial officer and also its principal accounting officer of RMI, and that Mr. Russell had intended to signed the Form 10-K in both of these capacities.

* * *

We appreciate the efforts of the Staff to assist RMI in resolving the above comments.  Please contact the undersigned at (650) 324-7096 if you have any questions regarding the response to the Staff’s comment letter set forth herein.

Sincerely,

/s/ MARINA REMENNIK

Marina Remennik

cc: Mr. Sherman McKinniss